UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    March 22, 2019

Sumitomo Mitsui Financial Group, Inc.

Change of Representative Executive Officers

Tokyo, March 22, 2019

Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Takeshi Kunibe) hereby announces the change of Representative Executive Officers, with effect from April 1, 2019.

< Sumitomo Mitsui Financial Group, Inc. >

Post to be appointed	Current	Name
With effect from April 1, 2019

Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Sumitomo Mitsui Financial Group, Inc. Senior Managing Executive Officer	Gotaro Michihiro

Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Sumitomo Mitsui Financial Group, Inc. Senior Managing Executive Officer	Masahiko Oshima

Sumitomo Mitsui Financial Group, Inc. Director Deputy President and Executive Officer (Representative Executive Officer) Group CCO and Group CHRO	Sumitomo Mitsui Financial Group, Inc. Director Senior Managing Executive Officer Group CCO and Group CHRO	Toshikazu Yaku

Profile: Gotaro Michihiro

1. Date of Birth	March 30, 1959

2. Business Experience

April 1983	Joined The Sumitomo Bank Limited

April 2012	Executive Officer, Sumitomo Mitsui Banking Corporation

April 2013	Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2017	Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc. Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

March 2019	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

  3. Number of shares of our common stock held: 17,776 (as of September 30, 2018)

Profile: Masahiko Oshima

1. Date of Birth	September 13, 1960

2. Business Experience

April 1984	Joined The Mitsui Bank Limited

April 2012	Executive Officer, Sumitomo Mitsui Banking Corporation

April 2014	Managing Executive Officer, Sumitomo Mitsui Banking Corporation

March 2017	Director and Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2017	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2018	Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc. Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

March 2019	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

  3. Number of shares of our common stock held: 18,076 (as of September 30, 2018)

Profile: Toshikazu Yaku

1. Date of Birth	March 3, 1962

2. Business Experience

April 1984	Joined The Sumitomo Bank Limited

April 2012	General Manager, Human Resources Dept., Sumitomo Mitsui Financial Group, Inc. Executive Officer, Sumitomo Mitsui Banking Corporation

April 2014	Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2016	Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc.

March 2017	Director and Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2017	Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc. Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

June 2017	Director Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc.

  3. Number of shares of our common stock held: 17,376 (as of September 30, 2018)